Sandler O’Neill & Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10070

September 20, 2013

Via EDGAR and E-Mail

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jennifer Gowetski

Re:	Sotherly Hotels LP
Registration Statement on Form S-11 (SEC File No. 333-189821)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters for the proposed public offering of senior unsecured notes of Sotherly Hotels LP (the “Company”), hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. Eastern Time on September 23, 2013, or as soon thereafter as is practicable.

The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Sandler O’Neill & Partners, L.P.

As Representative of Several Underwriters

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer A. Docherty
Name:	Jennifer A. Docherty
Title:	Authorized Signatory